Bioheart, Inc.

13794 NW 4th Street, Suite 212,

Sunrise, Florida 33325

January 3, 2013

VIA EDGAR

Rose Zukin

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

Re: Bioheart, Inc.

Information Statement of Form PRE 14C

Filed December 26, 2012

File No. 001-33718

Ms. Zukin and Mr. Reidler:

Set forth are the Company’s responses to the Commission’s comments given by letter (the Comment Letter), dated January 2, 2013.  The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to BioHeart, Inc.

Information Statement of Form PRE 14C

1.

Please disclose whether you currently have, or do not have, any plans to issue any of the authorized but unissued shares that would be available as a result of the approval of the amendment to the Articles of Incorporation to increase the number of authorized shares of common stock from 195,000,000 to 950,000,000 shares, including plans related to raising capital or as an alternative to providing cash compensation.

The Company has no definitive plans, agreements, memorandums or letters of intent to issue any of the authorized but unissued shares that would be available as a result of the approval of the amendment to the Articles of Incorporation to increase the number of authorized shares of common stock from 195,000,000 to 950,000,000 shares, including plans to raise capital or as an alternative to providing cash compensation.

The Company currently has up to 60,924,115 shares issuable upon the conversion of convertible securities and would require the additional shares of common stock in the event a convertible security holder exercises their right to such shares of common stock (of which none have requested conversion or are likely, in the Company’s opinion, to request conversion until additional shares are available).  In addition, the Company has significant debt obligations (as disclosed in its financial statements), deferred compensation obligations, and is incurring additional affiliate debt as a member of the Board of Directors has, to cover  expenses in the ordinary course of business, loaned the Company $153,300., in the last week. The Company will be issuing 10,000,000 restricted shares to an affiliate as consideration for debt forbearance (currently available in the float).  The Company may, but has no definitive plans, reduce its debt obligations either through converting outstanding debt into equity (including possibly issuing restricted common stock to Board members and affiliates to reduce their debt obligations arising from funds loaned to the Company) or raise additional capital for general operations and to complete clinical trials essential to our business plan, through the sale of convertible debt or equity. Further, the Company can raise additional capital through the sale of common stock, at the Company’s discretion, pursuant to a Standby Equity Distribution Agreement dated as of November 2, 2011and registered pursuant to an effective Registration Statement (SEC File #333-179096) of the common stock on Form S-1 (to be updated on a Post-Effective Amendment), provided additional shares of common stock are available. However, the Company, at this time, has no plans to draw down from this Standby Equity Distribution Agreement, raise capital, or convert any debt obligation.

The Company hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mike Tomas

Mike Tomas

Chief Executive Officer